Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-134087 of:

-	Our report dated April 28, 2006 relating to the combined financial statements of Evercore Holdings as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, appearing in the Prospectus, which is part of this Registration Statement; and

-	Our report dated May 12, 2006 relating to the statement of financial condition of Evercore Partners Inc. as of May 12, 2006, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Historical and Pro Forma Financial and Other Data”, “Experts” and “Selected Historical Financial and Other Data” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, NY

June 26, 2006